

March 2, 2010

By Facsimile and U.S. Mail
Ms. Kandimathie Christine Ramon
Chief Financial Officer
Sasol Limited
1 Sturdee Avenue, Rosebank 2196
South Africa

> Re: **Sasol Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2009**
> **Filed October 9, 2009**
> **File No. 1-31615**

Dear Ms. Ramon:

We have reviewed your Form 20-F for the fiscal year ended June 30, 2009 and have the following comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended June 30, 2009

Statement of Cash Flows, page F-7

1. We note you classify dividends paid as an operating cash flow, and you classify dividends paid to non-controlling shareholders as a financing cash flow. Please explain to us how you considered paragraph 34 of IAS 7 as it relates to the classification of each respective type of dividend in your statement of cash flows.

Ms. Kandimathie Christine Ramon
Sasol Limited
March 2, 2010
Page 2

Note 4. Assets Under Contruction, page F-51

2.   We note you spent R5 665 million to enhance existing projects in fiscal 2009.
        Please describe to us in more detail the nature of these enhancements and how
        you considered the recognition provisions in paragraph 7 of IAS 16. Your
        response should specifically address the items noted in your disclosure of
        enhancements on page F-51.

Note 43. Earnings per Share, page F-118

3.   Please provide a quantitative and qualitative reconciliation with respect to your
        weighted average shares outstanding with the actual issued shares disclosed on
        page F-121. In this regard, we note your weighted average shares used for basic
        and diluted EPS purposes at June 30, 2009 appear to be less than the actual
        number of shares issued at June 30, 2008. In addition, please clarify how you
        determined that the ordinary shares issuable upon the conversion of Sasol Inzalo
        share rights in respect of the Employee and Management Trust were anti-dilutive.

Note 46. Share-Based Payments, page F-123

4.   We note your disclosure on page F-131 that the fair value of the equity settled
        share-based payment expense relating to the share rights issued to the Black
        Public is expensed immediately. Please clarify how this statement comports with
        the table on page F-128, which appears to indicate the fair value of the shares
        issued in fiscal 2009 was R6 927 million but only R2 435 million of expense was
        recognized in your fiscal 2009 financial statements.

5.   Please help us to understand the basis for the vesting period and dividend yield
        assumptions used in calculating share-based payment expense for the Black
        Public Invitation – Funded transactions. For the vesting period assumption,
        please clarify why you disclose a vesting period assumption of 10 years in the
        table on page F-133 when the table on page F-132 appears to indicate all shares
        issued in the Black Public Invitation transactions were fully vested at the issuance
        date. In addition, with respect to the dividend yield assumption, please explain
        why you used an expected dividend yield assumption of 3,0% in light of your
        disclosure on page F-131 that the Black Public are entitled to receive a dividend
        of up to 5% of the dividend on the Sasol preferred ordinary shares.

Reserve Estimation Page 120

6.   We note you disclose reserves for your Secunda and Sasolberg operations. In
        addition to the assumptions you presently disclose for estimating your reserves,

please disclose the assumed costs ($/ton) used to determine your estimated coal reserves pursuant to Section A of Industry Guide 7.

7.   Please forward to our engineer, as supplemental information and not as part of your filing, your competent persons report for your Bosjesspruit Mine in South Africa which establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7. To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone Mr. John E. Coleman, Mining Engineer at (202) 551-3610.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337, Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact John E. Coleman, at (202) 551-3610 with questions about engineering comments. Please contact John Lucas at (202) 551-5798, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director